                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
  K.K. RENTRAK JAPAN:


  We have audited the accompanying balance sheet of K.K. RENTRAK JAPAN (a Japanese corporation) as of March 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the year then ended, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K.K. RENTRAK JAPAN as of March 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

  Also, in our opinion, the translated amounts in the accompanying financial statements translated into U.S. dollars have been computed on the basis set forth in Note 2.

Osaka, Japan
May 24, 1996


                                       /s/ Arthur Andersen

                                  K.K. RENTRAK JAPAN

                                   BALANCE  SHEETS

                               MARCH 31, 1996 AND 1995

                                       ASSETS


                                                       (Yen in thousands)         (U.S. dollars)
                                                     ----------------------------------------------
                                                         1996          1995              1996
                                                     ------------  ---------------   -------------
                                                                  (Unaudited)
Current assets:
  Cash and cash equivalents                         Y   654,468   Y   854,391       $ 6,174,226
  Accounts receivable, less allowance for
    doubtful accounts of Y68,297 ($644,311)
    and Y8,800, respectively                          2,232,416     1,448,771        21,060,529
  Inventories                                           263,057       226,509         2,481,670
  Video tapes for PPT                                   247,926       748,885         2,338,924
  Deferred income taxes                                 150,291            -          1,417,840
  Other current assets                                   68,899       178,863           649,990
                                                    -----------   -----------      ------------
         Total current assets                         3,617,057     3,457,419        34,123,179
                                                    -----------   -----------      ------------

Property and equipment, at cost:
  Leasehold improvements                                105,598        21,865           996,207
  Equipment and fixtures                                338,298       272,960         3,191,491
                                                    -----------   -----------      ------------
                                                        443,896       294,825         4,187,698
  Less-Accumulated depreciation                        (184,829)     (103,018)       (1,743,670)
                                                    -----------   -----------      ------------
                                                        259,067       191,807         2,444,028
                                                    -----------   -----------      ------------
Other assets:
  Intangible assets                                     150,382       121,236         1,418,698
  Deferred income taxes                                  36,103             -           340,594
  Long-term deposits                                    209,663        73,168         1,977,953
  Other                                                 170,740        95,256         1,610,755
                                                    -----------   -----------      ------------
                                                        566,888       289,660         5,348,000
                                                    -----------   -----------      ------------
         Total assets                               Y 4,443,012   Y 3,938,886      $ 41,915,207
                                                    ===========   ===========      ============


                  The accompanying notes to financial statements are
                      an integral part of these balance sheets.

                    LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)


                                                       (Yen in thousands)         (U.S. dollars)
                                                  ----------------------------------------------
                                                         1996          1995              1996
                                                  ------------  ---------------   -------------
                                                                (Unaudited)
Current liabilities:
  Short-term borrowings                             Y   629,134   Y 1,183,600      $  5,935,226
  Current portion of long-term debt                     187,500       131,150         1,768,868
  Accounts payable - trade and other                  2,067,271     2,141,269        19,502,557
                   - affiliates                         558,552       349,920         5,269,358
  Accrued income taxes                                  274,835        11,344         2,592,783
  Accrued liabilities                                   206,985        38,803         1,952,689
  Other current liabilities                              44,409         5,311           418,953
                                                    -----------   -----------      ------------
         Total current liabilities                    3,968,686     3,861,397        37,440,434
                                                    -----------   -----------      ------------

Long-term debt                                          318,568       360,931         3,005,358
Other long-term liabilities                             138,046         8,371         1,302,321

Commitments and contingent liabilities

Stockholders' equity/(deficit):
  Common stock, par value Y50,000
    ($472)per share;                                     20,000        20,000           188,679
    For both periods -
      Authorized - 1,600 shares
      Issued - 400 shares
  Accumulated deficit                                    (2,288)     (311,813)          (21,585)
                                                    -----------   -----------      ------------
                                                         17,712      (291,813)          167,094
                                                    -----------   -----------      ------------
    Total liabilities and stockholders' equity      Y 4,443,012   Y 3,938,886      $ 41,915,207
                                                    ===========   ===========      ============


                  The accompanying notes to financial statements are
                      an integral part of these balance sheets.

                                  K.K. RENTRAK JAPAN

                               STATEMENTS OF OPERATIONS

                  FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994


                                               (Yen in thousands)           (U.S. dollars)
                                     ------------------------------------   --------------
                                        1996         1995         1994           1996
                                     ----------     --------    ---------   --------------
                                                 (Unaudited)  (Unaudited)
Revenues:
  PPT                              Y10,108,230   Y7,491,101   Y6,007,343    $95,360,660
  Other                              2,178,452    1,103,028           -      20,551,434
                                   -----------   ----------   ----------   ------------
                                    12,286,682    8,594,129    6,007,343    115,912,094
                                   -----------   ----------   ----------   ------------
Costs and expenses:
  PPT operations                     8,192,876    5,869,052    4,732,789     77,291,283
  Other operations                   1,702,496      990,578           -      16,061,283
  Selling, general and
   administrative expenses           1,902,780    1,793,207    1,384,538     17,950,755
                                   -----------   ----------   ----------   ------------
                                    11,798,152    8,652,837    6,117,327    111,303,321
                                   -----------   ----------   ----------   ------------
Operating income (loss)                488,530      (58,708)    (109,984)     4,608,773
                                   -----------   ----------   ----------   ------------
Other income (expenses):
  Interest income                        2,325        1,880        1,631         21,934
  Dividend income                          274           24           -           2,585
  Interest expense                     (52,208)     (62,572)     (41,478)      (492,528)
  Other, net                           (20,427)      57,275       (1,959)      (192,708)
                                   -----------   ----------   ----------   ------------
                                       (70,036)      (3,393)     (41,806)      (660,717)
                                   -----------   ----------   ----------   ------------
Income (loss) before income taxes      418,494      (62,101)    (151,790)     3,948,056

Provision for income taxes:
   Current                             295,363       18,900       15,154      2,786,443
   Deferred                           (186,394)         -            -       (1,758,434)
                                   -----------   ----------   ----------   ------------
                                       108,969       18,900       15,154      1,028,009
                                   -----------   ----------   ----------   ------------
 Net income (loss)                    Y309,525     Y(81,001)   Y(166,944)    $2,920,047
                                   ===========   ==========   ==========   ============

Per  share of common stock:
  Net income (loss)                       Y774        Y(203)       Y(417)        $7,300


                   The accompanying notes to financial statements
                      are an integral part of these statements.

                                  K.K. RENTRAK JAPAN

                          STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994


                                            Common Stock              (Accumulated
                                       ---------------------
                                      Number of  (Yen in                 Deficit)
                                                                    ------------------
                                       Shares    thousands)        (Yen in thousands)
                                      ---------  ----------        ------------------
BALANCE AT MARCH 31, 1993 (Unaudited)      400    Y 20,000             Y  (63,868)

Net loss (Unaudited)                        -           -                (166,944)
                                         -----    --------             ----------

BALANCE AT MARCH 31, 1994 (Unaudited)      400      20,000               (230,812)

Net loss (Unaudited)                        -           -                 (81,001)
                                         -----    --------             ----------
BALANCE AT MARCH 31, 1995 (Unaudited)      400      20,000               (311,813)

Net income                                  -           -                 309,525
                                         -----    --------             ----------
BALANCE AT MARCH 31, 1996                  400     Y20,000                Y(2,288)
                                         =====    ========             ==========



                                            Common Stock                   (Accumulated
                                       -------------------------
                                      Number of                             Deficit)
                                                                          --------------
                                       Shares    (U.S. dollars)          (U.S. dollars)
                                      ---------  --------------          --------------

BALANCE AT MARCH 31, 1995 (Unaudited)      400        $188,679           $(2,941,632)

Net income                                  -               -              2,920,047
                                         ------      ----------            ---------
BALANCE AT MARCH 31, 1996                  400        $188,679             $ (21,585)
                                         ======      ==========           ==========


                   The accompanying notes to financial statements
                      are an integral part of these statements.

                                  K.K. RENTRAK JAPAN
                               STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994


                                                      (Yen in thousands)              (U.S. dollars)
                                               ------------------------------------   --------------
                                                  1996         1995         1994         1996
                                              ----------    ---------    ---------   --------------
                                                           (Unaudited)  (Unaudited)
Cash flows from operating activities:
  Net income (loss)                             Y309,525     Y(81,001)   Y(166,944)  $2,920,047
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
      operating activities:
  Depreciation and amortization                  223,855       91,327       62,879    2,111,840
  Deferred income taxes                         (186,394)          -            -    (1,758,434)
  Change in specific operating accounts:
  Increase in accounts receivable               (843,142)    (646,083)    (310,059)  (7,954,170)
  (Increase) decrease in inventories
    and video tapes for PPT                      409,789     (616,307)    (262,705)   3,865,934
  Increase in accounts payable                   266,810      920,209      730,467    2,517,075
  Increase (decrease) in accrued income taxes    263,491       (2,790)       5,732    2,485,764
  Increase (decrease) in accrued liabilities     168,182      (33,381)      60,123    1,586,623
  Other, net                                      48,702      (38,318)    (184,956)     459,453
                                              ----------   ----------   ----------   ----------
    Net cash provided by (used in)
      operating activities                       660,818     (406,344)     (65,463)   6,234,132
                                              ----------   ----------   ----------   ----------
Cash flows from investing activities:
  Acquisitions of property and equipment        (149,071)      (7,415)      (6,258)  (1,406,331)
  Acquisitions of intangible assets             (171,191)     (85,799)     (40,000)  (1,615,009)
                                              ----------   ----------   ----------   ----------
     Net cash used in
       investing activities                     (320,262)     (93,214)     (46,258)  (3,021,340)
                                              ----------   ----------   ----------   ----------
Cash flows from financing activities:
  Increase (decrease) in
    short-term borrowings                       (554,466)     939,040      217,064   (5,230,811)
  Proceeds from long-term debt                   188,279      342,000           -     1,776,217
  Payments of long-term debt                    (174,292)     (70,341)     (65,524)  (1,644,264)
                                              ----------   ----------   ----------   ----------
     Net cash provided by (used in)
       financing activities                     (540,479)   1,210,699      151,540   (5,098,858)
                                              ----------   ----------   ----------   ----------
Net increase (decrease) in cash and
  cash equivalents                              (199,923)     711,141       39,819   (1,886,066)
Cash and cash equivalents
  at beginning of year                           854,391      143,250      103,431    8,060,292
                                              ----------   ----------   ----------   ----------
Cash and cash equivalents at end of year        Y654,468     Y854,391     Y143,250   $6,174,226
                                              ==========   ==========   ==========   ==========


                    The accompanying notes to financial statements
                      are an integral part of these statements.


                                                           (Yen in thousands)                   (U.S. dollars)
                                                    ------------------------------------        --------------
                                                            1996         1995         1994         1996
                                                        ----------    ---------    ---------   --------------
                                                                     (Unaudited)  (Unaudited)
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                               Y52,208      Y62,572      Y41,478     $492,528
    Income taxes                                            31,933       26,219        4,530      301,255




                   The accompanying notes to financial statements
                      are an integral part of these statements.

                                  K.K. RENTRAK JAPAN

                            NOTES TO FINANCIAL STATEMENTS

                                    MARCH 31, 1996

                  INFORMATION IN THESE NOTES RELATING TO THE YEARS
                     ENDED MARCH 31, 1994 AND 1995 IS UNAUDITED.


 1. COMPANY ORGANIZATION AND BUSINESS

    K.K. RENTRAK JAPAN (the "Company") ( a Japanese corporation) was established in December 1989 under the Joint Venture Agreement between Rentrak Corporation ("Rentrak USA") (an Oregon corporation) and Culture Convenience Club Co., Ltd. ("CCC") (a Japanese corporation) with the original ownership
    of 33 1/3% and 66 2/3%, respectively.   In June 1994, Rentrak USA sold 34
    shares of the Company to CCC. CCC also sold its shares of the Company to the president of the Company in June 1995, and to CCC's shareholder company, Tsutaya Shoten Co., Ltd. ("Tsutaya") (a Japanese corporation), in March 1996. The Company is currently owned 25% by Rentrak USA, 72.5% by Tsutaya and 2.5% by the president of the Company.

    The Company is principally engaged in the distribution of prerecorded video cassettes to the home video market in Japan using Pay-Per-Transaction (PPT) revenue sharing program, licensed by Rentrak USA under the Joint Venture Agreement. Stores participating in PPT include CCC franchise stores. The number of the stores participating in PPT are as follows:

                                              As of March 31,
                                             1996           1995
                                             ----           ----
    CCC franchise stores                        777            657
    Other franchise or independent stores       665            377
                                           -------        -------
           Total                              1,442          1,034
                                           -------        -------

    As of March 31, 1996, the Company also operates three stores for sales and rental of video cassettes and music CDs.

    Under the Joint Venture agreement, the Company was to pay a royalty of 1.67% of revenue to Rentrak USA and 3.33% of revenue to CCC beginning February 1994. In June, 1994, Rentrak USA, CCC and the Company amended the agreement. Pursuant to the amended agreement, the Company is to pay a royalty of 1.67% of PPT revenue of up to $47,905,000, plus 0.5% of PPT revenue greater than $47,905,000 in each fiscal year to Rentrak USA. CCC is entitled to receive royalties from the

    Company for the amount equal to the amount of the royalties paid to Rentrak USA. Under the amended agreement, the Company pays a one-time royalty of $2 million to Rentrak USA in consideration for amending the agreement; $500 thousand was paid in February 1994 and another $500 thousand was paid in July 1994. The remaining $1 million, which is payable by March 31, 1999, was accrued as a long-term liability and the equal amount was recognized as an other asset in the accompanying balance sheet as of March 31, 1996.

 2. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

   (a) Basis of presenting financial statements

       The accounts and the financial statements of the Company are maintained in Japanese yen. For the convenience of the reader, the accompanying financial statements as of March 31, 1996 , and for the year then ended are also presented in U.S. dollars by arithmetically translating all yen amounts by using the approximate exchange rate at March 31, 1996 of Yen 106 to US $1.

       The Company maintains its books of account and prepares its financial statements in conformity with accounting practices and tax laws in Japan. The accompanying financial statements reflect certain adjustments, not recorded in the books of the Company which, in the opinion of the management, are appropriate to present the financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States of America. These adjustments consist principally of capitalization of certain leased equipment, allowance for minimum guarantees, and provision of deferred income taxes.

   (b) Inventories

       Inventories consist primarily of video cassettes, music CDs and accessories for sale at retail stores. Inventories are stated at the lower of average cost or market.

   (c) Video tapes for PPT

       The Company occasionally purchases movie tapes to promote and support its PPT program as certain titles were not made available by video program suppliers. These movie tapes are amortized ratably over their expected related revenue stream, mostly over a year, and charged to cost of sales.

   (d) Depreciation

       Depreciation of property and equipment is computed using the declining-balance method over estimated useful lives.

       Estimated useful lives are as follows:
         Leasehold improvements                    15    years
         Equipment and fixtures                   3-15   years

       Certain equipment, primarily computer equipment and store equipment, were acquired under capital leases and are being amortized over the term of the related leases agreements.

   (e) Intangible assets

       Included in intangibles are video film exhibition rights and goodwill. Film exhibition rights are amortized using the straight-line method over their estimated useful lives, generally ranging from 2 to 7 years. Goodwill represents the excess of the cost of purchased stores over the fair value of their net assets. Goodwill acquired in 1995 for Yen 80,000 thousand was fully written off in 1996 when the store was closed. Amortization expense was Yen 64,000 thousand ($603,774) in 1996, and Yen 16,000 thousand in 1995.

   (f) Revenue recognition

       Under its PPT program, the Company enters into contracts to distribute video cassettes leased by retailers from video program suppliers (producers of motion pictures and licensees and distributors of home video cassettes), for a percentage of the fees charged to the retailers. The lease agreements provide for a one-time initial handling fee and continuing transaction fees based on a percentage of rental revenues earned by the retailer upon renting the video cassettes to their customers. The Company recognizes handling fees as revenue when the video cassettes are shipped to the retailers and recognizes transaction fees when the video cassettes are rented to customers. The corresponding liability to video program suppliers for their share of the fees is recorded to cost of sales when the revenue is recognized with a corresponding amount to accounts receivable. The Company also charges retailers a processing fee upon admission to the PPT program. This fee is recognized as PPT revenue when the application to participate in the PPT program is approved.


   (g) Income taxes

       The Company recognizes deferred taxes for the expected future tax consequences of events that have been recognized in the financial statements or tax returns under the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   (h) Foreign currency translation

       Payables and long term liabilities denominated in foreign currencies have been translated into Japanese yen, using the current exchange rate in effect at the balance sheet date, and the resulting transaction gains or losses are included in the determination of net income for the period.

   (i) Statement of cash flows

       For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and deposits placed with banks on demand or with a maturity of three months or less.

   (j) Use of estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 3. CAPITALIZED LEASES

    The Company leases computer hardware and certain store equipment under noncancelable long-term leases agreements.

    Future minimum payments under capital leases at March 31, 1996 were as follows:

                                       (Yen in thousands)  (U.S. dollars)
                                       ------------------  --------------
   1997                                     Y88,323          $833,236
   1998                                      76,122           718,132
   1999                                      12,431           117,274
   2000                                       3,252            30,679
   2001                                         584             5,509
   2002                                          49               462
                                            ---------      ------------
   Total minimum lease payments             180,761         1,705,292
   Less amount representing interest        (21,973)         (207,292)
                                            ---------      ------------
   Present value of net minimum
       lease payments                       158,788         1,498,000
   Less current maturities                  (72,568)         (684,604)
                                            --------       ------------
   Long-term obligation                     Y86,220          $813,396
                                            ========       ============

 4. TRANSACTIONS WITH RELATED PARTIES

    The following amounts were due from and to related parties as of March 31, 1996 and 1995:
                                        (Yen in thousands)      (U.S. dollars)
                                       ------------------      --------------
                                           1996        1995          1996
                                           ----        ----          ----
                                                  (Unaudited)
       CCC:
         Accounts payables              Y123,281     Y42,559    $1,163,028
       Rentrak USA:
         Accounts payables                 4,990          -         47,075
         Accrued liabilities              59,608          -        562,340
         Long-term liabilities           106,000          -      1,000,000
       JRSS (subsidiary of Tsutaya):
         Accounts receivable                 453     189,276         4,274
         Accounts payable                430,281     307,361     4,059,255
       CCC estate (subsidiary of CCC):
         Other non-current assets         28,000      28,000       264,151

    Expenses with related parties for the years ended march 31, 1996, 1995 and 1994 are summarized as follows:


                                        (Yen in thousands)         (U.S. dollars)
                                ---------------------------------  --------------
                                1996         1995         1994         1996
                                ----         ----         ----         ----
                                        (Unaudited)  (Unaudited)
       Rentrak USA:
         Royalty fees          Y85,922  Y161,309          -         $810,585

       CCC:
         Royalty fees           36,254     2,167          -          342,019
         Processing charges    118,518   160,585     267,822       1,118,094
         Rental fees            57,957    36,405       8,033         546,764
         System usage fees          -         -       23,301              -
         Promotion charges      24,678    20,499       3,135         232,811
         Other                  14,365    38,122      23,560         135,519

       JRSS:
         Purchase of tapes   1,495,114 1,076,547   1,064,204      14,104,849
         Purchase other          3,702     6,595       8,824          34,925
         Warehouse rent         22,272    18,931      14,330         210,113
         Packaging charges      25,850    24,970      21,226         243,868
         Other                  67,619    21,981       8,268         637,915


 5. INCOME TAXES

    The Company is subject to income taxes based on earnings which, in the aggregate, result in a statutory tax rate of approximately 51.5%.

    Deferred tax assets as of March 31, 1996 and 1995 consisted of the following:


                                                 (Yen in thousands)    (U.S. dollars)
                                                ------------------    --------------
                                                1996        1995           1996
                                                 ----        ----           ----
                                                        (Unaudited)

       Deferred tax assets:
       Current-
         Reserve for minimum guarantee         Y58,544     Y16,869       $552,302
         Accrual of royalty to Rentrak USA      30,698          -         289,604
         Allowance for doubtful accounts        73,872          -         696,905
         Accrued enterprise tax and expenses    31,857     105,509        300,538
         Other                                  29,192       7,395        275,396
                                               -------    --------     ----------
                                               224,163     129,773      2,114,745
                                               -------    --------     ----------
       Non-current-
         Depreciation and amortization           1,131      11,858         10,670
         One-time royalty payment made
           to Rentrak USA                       34,972      41,046        329,924
         Other                                   7,210          -          68,019
                                               -------    --------     ----------
                                                43,313      52,904        408,613
                                               -------    --------     ----------
                Total deferred tax assets      267,476     182,677      2,523,358
                                               -------    --------     ----------
       Less- valuation allowance               (81,082)   (182,677)      (764,924)
                                               -------    --------     ----------
       Total deferred tax assets, net of
           valuation allowance                 186,394          -       1,758,434

       Deferred tax liabilities                     -           -              -
                                             ---------   ---------     ----------
                Net deferred tax assets       Y186,394          -      $1,758,434
                                             =========   =========     ==========


   The net change in the valuation allowance for deferred tax assets in 1996 relates to the fact that, based on the Company's earnings generated in 1996, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax assets existing at March 31, 1996.

   The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:


                                                             (Yen in thousands)             (U.S. dollars)
                                                             ------------------             --------------
                                                     1996          1995          1994          1996
                                                     ----          ----          ----          ----
                                                               (Unaudited)   (Unaudited)
           Income tax expense (benefit)
             at statutory rate                     Y215,524      Y(41,716)     Y(85,976)   $2,033,245
           Permanently nondeductible
             expenses                                14,942         2,843         2,530       140,962
           Change in valuation allowance           (101,595)       44,513        99,549      (958,443)
           Other                                    (19,902)       13,260          (949)     (187,755)
                                                   --------      --------      --------
           Total income tax provision              Y108,969       Y18,900       Y15,154    $1,028,009
                                                   ========      ========      ========    ==========


   The significant components of deferred income tax expense (benefit) for the year ended March 31, 1996 are as follows:

                                            (Yen in thousands)   (U.S. dollars)
                                            ------------------   --------------

     Reserve for minimum guarantee               Y(41,675)        $(393,160)
     Accrual of royalty to Rentrak USA            (30,698)         (289,604)
     Allowance for doubtful accounts              (73,872)         (696,906)
     Accrued enterprise tax and expenses           73,652           694,830
     Depreciation and amortization                 10,727           101,198
     One-time royalty payment made to
       Rentrak USA                                  6,074            57,302
     Net change in valuation allowance           (101,595)         (958,443)
     Other, net                                   (29,007)         (273,651)
                                                ---------       -----------
       Total deferred income tax benefit        Y(186,394)      $(1,758,434)
                                                =========       ===========

 6. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

    Short-term borrowings consist of bank borrowings. As of March 31, 1996 and 1995, the average interest rates were 1.77% and 3.14%, respectively. Short-term bank borrowings as of March 31, 1996 were secured by bank deposits of Yen 20,738 thousand ($195,642) as revolving collateral.

    Long-term debt as of March 31, 1996 and 1995 consisted of the following:


                                                 (Yen in thousands)       (U.S. dollar)
                                                 ------------------       -------------
                                                   1996         1995           1996
                                                   ----         ----           ----
                                                            (Unaudited)
   1.74 % to 5.5% unsecured loans from banks     Y136,080      Y63,539     $1,283,773
   Unsecured loan, 2.125% in 1996 and 3.25% in
     1995 from an unrelated party due 2000        211,200      262,000      1,992,453

   Capital lease obligations (See Note 3)         158,788      166,541      1,498,000
                                                ---------   ----------     ----------
   506,068                                        492,080    4,774,226
   Less-current maturities included in
         current liabilities                     (187,500)    (131,150)    (1,768,868)
                                                ---------   ----------     ----------
                                                 Y318,568     Y360,931     $3,005,358
                                                =========   ==========     ==========


    CCC provides guarantees for Yen 541,200 thousand ($5,105,660) for a certain portion of short-term borrowings and the unsecured loan payable to an unrelated party as of March 31, 1996.

    The aggregate annual maturities of long-term debt outstanding as of March 31, 1996 were as follows:

    Year ending March 31
                                    (Yen in thousands)      (U.S. dollars)

    1998                                   Y170,810             $1,611,415
    1999                                     91,136                859,774
    2000                                     55,980                528,113
    2001                                        593                  5,594
    2002                                         49                    462
                                          --------              ----------
                                          Y318,568              $3,005,358
                                          ========              ==========

 7. PENSION PLAN

    The Company has a trusteed noncontributory pension plan covering all full-time employees under which, employees who terminate with at least 20 years of service are entitled to receive benefits for ten years. The plan also provides for lump-sum benefit payments payable upon earlier termination (less than 20 years of service) for employees with at least 3 years of service. The benefits are determined on the basis of length of service at the time of retirement or termination. Payments of the benefits are made under a noncontributory funded plan which was established under an alliance of subsidiaries of Tsutaya on October 1, 1990. Pension assets contributed by each participating employer may be used to provide benefits to all employees of all participating employers and are not segregated into individual participants' accounts. Under the plan, the Company is annually required to contribute to the funded plan, its proportionate share of the amounts required to maintain sufficient assets to provide for its proportionate share of the benefits.

    The Company's proportionate share of the funded status of the pension plan as of March 31, 1996 is as follows:


                                                              (Yen in thousands)  (U.S. dollars)
                                                              ------------------  --------------
     Actuarial present value of benefit obligation:
       Accumulated benefit obligation                               Y5,310           $50,094
                                                                   =======          ========
       Projected benefit obligation for service
         rendered to date                                            5,310            50,094
       Proportional share of the plan assets  at fair value        (4,737)          (44,689)
                                                                   -------          --------
       Projected benefit obligation in excess
         of plan assets                                                573             5,406
                                                                   =======          ========


Net pension cost for the year ended March 31, 1996 consisted of the following:

        (Yen in thousands)               (U.S. dollars)
        ------------------               --------------
          Service cost                       Y1,543                $14,557
          Interest cost                         257                  2,425
          Actual return on assets             (224)                (2,113)
                                             ------                -------
          Net pension cost                   Y1,576                $14,868
                                             ======                =======

    The expected long-term rate of return on assets and the discount rate were
    5.5 percent, respectively.

 8. STOCKHOLDERS' EQUITY

    The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings with respect to each fiscal period be transferred to the legal reserve until such reserve equals 25% of the issued capital.
    This reserve and additional paid-in capital are not available for dividends but may be used to reduce a deficit by resolution of the stockholders or may be capitalized by resolution of the Board of Directors. The Company has not declared any dividends or any other cash outlays since its incorporation.

 9. COMMITMENTS AND CONTINGENT LIABILITIES

    The Company has entered into several guarantee contracts with program suppliers providing titles for distribution under the PPT system. In general, these contracts guarantee the suppliers minimum payments per title. In some cases these guarantees were paid in advance. Any advance payments that the Company has made are amortized to cost of sales as revenues are generated from the related cassettes.

    The Company, using empirical data, estimates the projected revenue stream to be generated under these guarantee arrangements and accrues for projected losses or reduces the carrying amount of advances to program suppliers for any guarantee that it estimates will not be fully recovered through future revenues. Total commitments under guarantees as of March 31, 1996, were approximately Yen 1,309,627 thousand ($12,354,972) of which Yen 869,536 thousand ($8,203,170) had been earned. As of March 31, 1996, the Company has recorded Yen 113,677 thousand ($1,072,425) for potential losses under such guarantee arrangements.